UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2) *

NET Power Inc.
(Name of Issuer)
Class A Common Stock, $.0001 par value
(Title of Class of Securities)
64107A105
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

[X]     Rule 13d-1(b)

[ ]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107A105	Page 2

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) (voluntary) Kensico Capital Management Corp. 13-4079277
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,400,500
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,400,500
9.	Aggregate Amount Beneficially Owned by Reporting Person		2,400,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		3.4%
12.	Type of Reporting Person		CO, IA

CUSIP No. 64107A105	Page 3

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) (voluntary) Michael B. Lowenstein
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,400,500
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,400,500
9.	Aggregate Amount Beneficially Owned by Reporting Person		2,400,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		3.4%
12.	Type of Reporting Person		IN, HC

CUSIP No. 64107A105	Page 4

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) (voluntary) Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,400,500
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,400,500
9.	Aggregate Amount Beneficially Owned by Reporting Person		2,400,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[X]*
11.	Percent of Class Represented by Amount in Row (9)		3.4%
12.	Type of Reporting Person		IN, HC

* See Item 4.

CUSIP No. 64107A105	Page 5

Amendment No. 2 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Issuer’s Class A Common Stock on February 11, 2022 and Amendment No. 1 thereto filed on February 14, 2023 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 1(a).	Name of Issuer:

NET Power Inc. (formerly Rice Acquisition Corp. II)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

 320 Roney Street, Suite 200, Durham, NC 27701

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value (“Class A Common Stock”)

Item 2(e).	CUSIP number:

64107A105

Item 4. Ownership:

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 2 to Schedule 13G. Ownership is stated as of December 31, 2023 and includes 549,200 shares of Class A Common Stock issuable upon exercise of warrants. Percentage ownership is based on 71,026,680 shares of Class A Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023, and gives effect to the exercise of such warrants.

In addition to his shared indirect beneficial ownership of the securities reported herein that are directly beneficially owned by KCM, as of December 31, 2023, Mr. Coleman held securities of the Issuer in a personal, non-discretionary account in which he has a pecuniary interest but over which he has no voting or dispositive power.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Class A Common Stock, check the following: [X]

CUSIP No. 64107A105	Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Name:	Michael B. Lowenstein, Authorized Signatory
MICHAEL B. LOWENSTEIN /s/ Michael B. Lowenstein
THOMAS J. COLEMAN /s/ Thomas J. Coleman